BAOSHINN CORPORATION

A-B 8/F Hart Avenue

Tsimshatsui, Kowloon, Hong Kong

August 31, 2011

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:  David R. Humphrey, Branch Chief

Re:

Baoshinn Corporation (the “Company”)

Annual Report for the period ending December 31, 2010

File No.:  000-52779

[J&H File No. 3615.08]

Dear Mr. Humphrey:

Baoshinn Corporation, as Registrant, hereby acknowledges the following in response to the staff’s earlier comment letter dated August 18, 2011, which was issued in connection with the above-noted filing:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s annual report;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s annual report; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BAOSHINN CORPORATION

By:  /s/ Sean Webster

Sean Webster

President